03 JAN 30 AM 7:21

BEST WATER TECHNOLOGY
www.bwt-group.com
BWT-Aktiengesellschaft
A-5310 Mondsee/Austria,
Walter-Simmer-Straße 4
Telefon +43/6232/5011-0, Telefax +43/6232/4058
E-Mail: office@bwt.at

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
U.S.A.

03003507

Rule 12g3-2(b) File No. ~~82-5222~~
82-5221

Mondsee, November 15th 2002

BWT AG
Rule 12g3-2(b) File No. 82-5222

SUPPL

The enclosed press releases are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours sincerely,

Sigrid Haslinger

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Enclosure: Shareholder Information 3rd Quarter
Press Information

dlw 2/4

Bankverbindungen:
Creditanstalt, Konto-Nr. 0295-33346-00 BLZ 11950
Bank Austria, Konto-Nr. 438 083 008, BLZ 20151
Oberbank, Konto-Nr. 201-0078/53, BLZ 15040
FN 96162 s, Landesgericht Wels
DVR: 0687421
ARA-Lizenz-Nr: 1136
Vorstandsvorsitzender: Andreas Weissenbacher
Vorstand: Gerhard Speigner
Vorstand: Massimo Grassi
Vorstand: Karl Michael Millauer

Shareholder Information

for the 3rd Quarter 2002

- Turnover: € 317.9 million, +2.1% compared to the previous year
- Group earnings at: € 10.6 million, +5.8% compared to the previous year
- Cash Flow from operating activities at: € 19.1 million



www.bwt-group.com

BWT
BEST WATER TECHNOLOGY

BWT records turnover and earnings growth after 9 months in a challenging market

Despite the continuing poor economic framework, BWT – Best Water Technology – Group of companies, Europe's market leader in water treatment, was able to grow turnover and group results during the first three quarters of the current business year as compared to the previous year.

Turnover: € 317.9 million, +2.1% compared to the previous year

The consolidated turnover grew by +2.1% during the first 9 months of the year 2002 from € 311.3 million to € 317.9 million. The turnover result during the third quarter was characterised by a pleasing development in the business area Aqua Ecolife Technologies, while the industrial business in the business area Aqua Systems Technologies suffered significant turnover falls.

In the individual business areas, turnover developed as follows (in € million, net of intra-group turnover):

Turnover by division (in € million)

Business Area	1 - 9 / 02	1 - 9 / 01	+ / - %
Aqua Ecolife Technologies (AET)	189.4	166.5	+13.8 %
Aqua Systems Technologies (AST)	128.0	143.8	-11.0 %
Fuel Cell Membrane Technologies (FCMT)	0.5	1.0	-50.0 %
Total	**317.9**	**311.3**	**+2.1 %**


3rd Quarter 2002
189.4 AET
128.0 AST
0.5 FCMT
166.5 AET
143.8 AST
1.0 FCMT
3rd Quarter 2001

Aqua Ecolife Technologies (AET)
Aqua Systems Technologies (AST)
Fuel Cell Membrane Technologies (FCMT)

Growth in the AET division is worth a particular mention, as sales increased in all the important European markets. The Austrian companies recorded an increase of 6.3%, France one of 6.0%, Italy and Spain one of 7.4% and the Eastern European countries Poland, the Czech Republic and Hungary even recorded a total growth of 33%. In particular, commercial technology and the increasingly focussed service business recorded above-average increases. Even in the market that is currently the most difficult, Germany, BWT, though not able to reach the ambitious goals set for the current year – the introduction of the limescale protection filter "Calfi" remains below our expectations – was still able to increase turnover by 2.9% by September, which has resulted in significant market share increases.

The third quarter was disappointing for the business division AST, which was affected by low investment activity of industrial clients. Turnover was 11% below last year's equivalent. The Christ Group and the British Kennicott particularly suffered from the downturn in the semiconductor and power station industry and also from delayed order intake from the pharmaceuticals industry. In contrast, Aqua Engineering, which is active in municipal drinking and waste water treatment, and the van der Molen Group, which specialises in industrial applications in the food & beverage sector, were able to record increases of 98% and 49% respectively.

However, this was not sufficient to make up for the negative influences mentioned above.

While the pharmaceuticals industry is now recording a significant rise in incoming orders and capacity utilisation therefore seem assured, the short-term development in the semiconductor and power generation industries are currently difficult to judge. The management has been careful in taking appropriate measures designed to achieve higher capacity utilisation in the affected industrial sectors.

Also below expectations is the turnover development in the business area "FCMT", as part of which the BWT subsidiary FuMA-Tech develops and sells high-quality membranes for use in fuel cells. However, BWT's quality leadership has now been presented publicly, on the occasion of a renowned German Institute testing the membranes and confirming that the non-fluoridised membranes made by FuMA-Tech show a 20% increased efficiency compared with other products.

Order book up 4% compared with the previous year, now at € 116.2 million

BWT Group's order books amount to € 116.2 million at the end of September; this is equivalent to an increase of 4% compared with the previous year (€111.7 million). The major influencing factors here are Christ and Kennicott UK's power generation business, where a decrease of 75% was recorded. On the other hand, Aqua Engineering's order book doubled and almost tripled in the food & beverage division.

Group earnings at € 10.6 million, +5.8% compared to the previous year
EBIT at € 18.9 million, -5.0% compared to the previous year

EBIT (earnings before interest and tax) at the end of September decreased by 5% to € 18.9 million. Increased pressure on margins, particularly in the industrial business (semiconductors), the unsatisfactory capacity utilisation and the necessary restructuring at the British subsidiary Kennicott were the reasons behind this. In the business division AST, therefore, we achieved an EBIT of € -0.4 million (previous year: € 3.8 million). The AET division improved its EBIT margin from 10.6% in the previous year to 10.9% in the current year. The fuel cell division posted a negative result with an EBIT of € 1.3 million and was therefore able to improve on the previous year's negative result (€ 1.8 million).

The financial result improved by € 0.6 million to -€ 3.0 million due to the interest on the convertible bond no longer being payable and the more favourable interest rate climate. Earnings before taxes amounted to € 15.9 million,2.4% below the previous year's value of € 16.3 million.
The increase in the tax rate resulted in earnings after taxes of € 11.0 million, which is 8.6% below the previous year (€ 12.0 million). Minorities' shares in profits are lower following the takeover of CHRIST and thus Group earnings were € 10.6 million, up 5.8% compared to September 2001 (€ 10.0 million).

Divisional results (EBIT - in € million):

Division	1 - 9 / 02	1 - 9 / 01	+ / - %
Aqua Ecolife Technologies (AET)	20.548	17.713	+16.0 %
Aqua Systems Technologies (AST)	-0.408	3.798	x
Fuel Cell Membrane Technologies (FCMT)	-1.331	-1.798	x
Aqua Finance (AFI)	0.050	0.148	-66.2 %
Total	**18.859**	**19.861**	**-5.0 %**

Cash Flow from operating activities at € 19.1 million (previous year: -€ 19.8 million)
Group equity at € 118.5 million, at 31.3% of the balance sheet total

Cash flow from result rose during the first nine months, from € 20.6 million to € 21.0 million. BWT Group achieved a big step forward in its cash flow from operating activities, which was turned around from -€ 19.8 million to € 19.1 million as a result of our "cash-positive-inititiative", and this enabled us to continue to reduce gearing to the current level of 88.8% - at the beginning of this year, it was 101.8%. The increase in creditors was below the rise in sales and we were able to reduce stock by 13% compared with the beginning of the year. Interest-bearing financial liabilities in the amount of € 4 million were also reduced and cash and equivalent increased as well, by € 4 million to € 24 million. BWT's Group equity rose to € 118.5 million and therefore amounted to 31.3% of the balance sheet total, as compared to 29.1% in December 2001.

Investments at € 7.3 million (previous year: € 10.6 million)

BWT Group invested a total of € 7.3 million in fixed assets during the business year 2002. This compares with a total of € 10.6 million in the previous year.

Number of employees as of 30.9.2002: 2,468 persons

The number of employees at BWT Group decreased by 43 persons compared with 31. 12. 2001, and compared with September 2001 it decreased by 74 to 2,468 persons. The main reasons for this are the restructuring measures in the business area Aqua Systems Technologies.

Outlook

The stabilisation of economic conditions expected during mid-year continues to be elusive. BWT Group therefore expects a slight increase in Group sales of 2.5% to € 430 million compared with the year 2001. As a result of the existing pressure on margins and restructuring costs and the necessary capacity changes, we expect group earnings at the previous year's level of € 15 million.

We continue to focus our attention on cash flow improvement and thus, a reduction in financial liabilities. With an even sharper focus on the service business for private as well as industrial customers, new product innovations in the direction of "Wellness and Hygiene", continued standardisation of components in the area of customer specific plant construction and an even better utilisation of synergies within the Group, the management is confident that BWT's leading position will be confirmed – Best Water Technology in the market of the future "WATER".

Mondsee, November 2002

The Executive Board

Andreas Weißenbacher

Gerhard Speigner

Massimo Grassi

Karl Michael Millauer

Group Profit and Loss Account for the 3rd quarter

(in 1000 €)	1-9 / 2002 Amount	%	1-9 / 2001 Amount	%
TURNOVER	317,877.6	100.0	311,275.7	100.0
Cost of materials and changes in inventory	-146,517.7	-46.1	-141,453.4	-45.4
Personnel costs	-91,594.6	-28.8	-90,149.4	-29.0
Depreciation	-10,053.4	-3.2	-9.879.3	-3.2
Other operating expenses/income	-50,852.5	-16.0	-49,932.5	-16.0
EARNINGS FROM OPERATING ACTIVITIES	18,859.4	5,9	19,861.0	6.4
Financial result	-2,956.0	-0.9	-3,564.9	-1.1
EARNINGS BEFORE TAXES	15,903.4	5.0	16,296.1	5.2
Income taxes	-4,926.6	-1.5	-4,285.1	-1.4
EARNINGS AFTER TAXES	10,976.8	3.5	12,011.0	3.9
Earnings due to minority shareholders	-348.0	-0.1	-1,963.5	-0.6
PROFIT FROM ORDINARY ACTIVITIES	10,628.8	3.3	10,047.5	3.2
Extraordinary items	0.0	0.0	0.0	0.0
GROUP EARNINGS	10,628.8	3.3	10,047.5	3.2
Earnings per share (in €):	0.60		0.61	

Divisional results

(in 1000 €)	1-9 / 2002 Turnover	EBIT	%	1-9 / 2001 Turnover	EBIT	%
Aqua Ecolife Technologies	189,363	20,548	10.9	166,461	17,713	10.6
Aqua Systems Technologies	128,008	-408	-0.3	143,799	3,798	2.6
Fuel Cell Membrane Technologies	507	-1,331	x	1.015	-1,798	x
Aqua Finance	0	50	x	0	148	x
BWT-Group	**317,878**	**18,859**	**5.9**	**311,275**	**19,861**	**6.4**

Group Balance Sheet

(in 1000 €)	To 30. 9. 2002	To 31. 12. 2001
ASSETS		
Fixed assets	138,807.1	141,726.4
Inventories	49,736.5	57,129.3
Receivables	156,550.1	154,661.9
Cash and equivalent	24,001.9	19,529.9
Accruals	9,878.0	8,751.9
TOTAL ASSETS	**378,973.6**	**381,799.4**

(in 1000 €)	To 30. 9. 2002	To 31. 12. 2001
LIABILITIES AND EQUITY		
Equity	118,503.4	111,178.0
Shares owned by third parties	962.0	1.132.5
Provisions	65,952.4	62,285.0
Liabilities	190,505.2	204,754.2
Accruals	3,050.6	2,449.7
TOTAL EQUITY AND LIABILITIES	**378,973.6**	**381,799.4**

Group Cash Flow

(in 1000 €)	1-9 / 2002	1-9 / 2002
Cash and equivalent as of 1. 1.	19,529.9	24,987.9
Cash flow from result	21,043.7	20,588.0
Changes in working capital	-1,922.0	-40,401.0
Cash flow from operations	19,121.7	-19,813.0
Cash flow from investments activities	-7,058.2	5,253.5
Cash flow from financing activities	-7,366.8	9,158.4
Other (variations in exchange rates etc.)	-224.7	517.6
Cash and equivalent as of 30. 9. 2002	24,001.9	20,104.4

Development of Group equity

(in 1000 €)	Subscribed Capital	Capital Reserve	Revenue Reserve	Difference arising from Currency Conversation	Total
Position as of 31. 12. 2001	**17,833.5**	**17,095.8**	**75,338.4**	**910.3**	**111,178.0**
Group result	0.0	0.0	10,628.8	0.0	10,628.8
Dividend distribution	0.0	0.0	-3,703.3	0.0	-3,703.3
Currency conversion	0.0	0.0	0.0	-224.7	-224.7
Forderungen Minderheiten	0.0	0.0	624.6	0.0	624.6
Position as of 30. 9. 2002	**17,833.5**	**17,095.8**	**82,888.5**	**685.6**	**118,503.4**

Investor relations

As a quoted company, BWT AG endeavours to facilitate smooth and timely communications between management, analysts, investors, shareholders and members of the press. For this reason, BWT has set up a point of contact at its Mondsee headquarters:

Tel. ++43/6232/5011-DW 1110
++43/6232/5011-DW 1112
++43/6232/5011-DW 1130

E-Mail: investor.relations@bwt.at

Up-to-date information is available any time on the BWT website:

www.bwt.at, www.bwt-group.com

BWT
BEST WATER TECHNOLOGY

10, October 2002

Shareholder Information

New BWT-Forecasts for 2002:

The BWT - Best Water Technology – Group of Companies, Europe's market leader in water technology, expects to achieve turnover growth of +2.5% as a result of the stronger impact of recessionary tendencies in the world-wide markets during the year 2002. Earnings are likely to remain at the previous year's level of about €15 million. Of great importance to us for the renewed increase in the growth rate of the company is the expansion of our market share in important market segments which we continued to achieve during the previous six months. Repeating the previous year's result means that BWT is positioning itself as one of the most successful water technology companies within its peer group.

- **Strong market share gains in the year 2002 with BWT achieving slight turnover growth of +2.5% to €430 million.**

- **Group result likely to reach €15 million as in the previous year despite difficult conditions in core markets**

Turnover target for 2002: €430 Mio (+2.5 % compared to the previous year)

As a result of continued economic weakness in the German market which is of high importance for the BWT Group and due to a lower rate of order intake in the business area of process water treatment for power stations, the management board expects consolidated total turnover of €430 million for the current business year. This represents growth of +2.5% compared with the previous year (€419.5 million) and thus a reduction in the target by -3.2% compared with our original goal of €444 million.

BWT-Germany increases market shares

Although the original goals for the business year 2002 will not be reached in Germany, the achievement of BWT-Germany is a positive one when considering future business. This is because in an extremely poor investment climate, in which construction of new dwellings are expected to decline by 10% compared with 2001 and new orders in the construction industry at the end of July were more than 12% lower than in the comparable period of last year, BWT-Germany's turnover is likely to remain at last year's level. This represents a remarkable result. In particular, we are pleased about the significant gain in market share for important BWT products. For example, BWT Wassertechnik GmbH installed around 11% more water softening plants in 2001 than during the previous year, which translates into a 4% gain in market share given the retrograde total market development.

A-5310 Mondsee, Walter-Simmer-Straße 4, Tel. +43/(0)6232/5011-0, Fax +43/(0)6232/5011-1196, E-Mail: marketing@bwt.at
Internet: www.bwt.at, www.aqatotal.com, www.bwtfresh.at, www.bwt-group.com

BEST WATER TECHNOLOGY

Shareholder Information

Power station business is behind non-achievement of goals in the industrial business

The business area "Aqua Systems Technologies" experienced the anticipated decrease in incoming orders from the semiconductor industry. However, the good performance in the food and beverages industries and the unexpectedly good order intake of Aqua Engineering which is active in municipal drinking and waste water treatment, was able to compensate for this. Kennicott Water UK is performing below BWT's expectations; orders from the power generation industry did not materialise and this is likely to lead to a significant reduction in targets by €8 million.

Group earnings of €15 million at the previous year's level

The lowered turnover expectations in Germany and the UK as well as the lowered margins in the semi-conductor industry at Christ Group have lead us to expect stagnation of the group result at €15 million.The originally high target for group earnings, which foresaw earnings growth to €24 million in the case of renewed growth in the sector, will thus clearly be missed. However, BWT is again positioning itself in its peer group as one of the most successful water technology companies world-wide.

The mid-term EBIT goals of 15% in the business area "Aqua Ecolife Technologies" and of 8% in the business segment "Aqua Systems Technologies" continue to hold, as does the concentration of the BWT subsidiary FuMA-Tech on the continued development and supply of high-quality non-fluoridised special membranes for fuel cell technology.

BWT-Group will emerge strengthened from the currently recessive market conditions. In the medium term, BWT will occupy a leading international position in the most interesting growth market of the future – the supply and treatment of water.

For further information, please contact:

BWT Aktiengesellschaft
Walter-Simmer-Straße 4
A-5310 Mondsee
Tel.: +43 6232 5011-1110
Fax.: +43 6232 5011-1109
E-mail: office@bwt.at